Room 301, No. 11 Building No. 1 Zone of Future Business Center,
1st Street of Wuliqiao Road,
Chaoyang District, Beijing, China 100024
(86)10-59621278

November 28, 2007

By EDGAR Transmission and by Hand Delivery

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Agritech, Inc.
Registration Statement on Form S-1
Filed November 26, 2007
File No. 333-145562

Dear Mr. Reynolds:

China Agritech, Inc. (the “Company”) hereby respectfully withdraws its request for acceleration of the effective date of the above-referenced Registration Statement, which request for acceleration was contained in a letter to the Securities and Exchange Commission (“Commission”), dated November 26, 2007. In that letter, it was requested that such Registration Statement be declared effective at 4:30 p.m. on Wednesday, November 28, 2007, or as soon thereafter as practicable.

The Company will request acceleration of the effective date of the above-referenced Registration Statement by a subsequent letter.

Very truly yours,

CHINA AGRITECH, INC.

By:	/s/ Yu Chang
Yu Chang
Chairman and Chief Executive Officer